40 South Fullerton Avenue Montclair, NJ 07042 973-509-8800 E-Mail: info@tricri.org www.tricri.org

United States Securities and Exchange Commission
Washington, D.C. 20549

Notice of Exempt Solicitation
Pursuant to Rule 14a-103

Name of the Registrant: Chevron

Name of persons relying on exemption:
1.	Sisters of St. Dominic of Caldwell, NJ
2.	Adrian Dominican Sisters
3.	American Baptist Home Mission Society;
4.	Benedictine Sisters of Mount St. Scholastica;
5.	Church Pension Fund;
6.	Congregation of the Sisters of the Holy Cross;
7.	Dignity Health; Presbyterian Church (USA);
8.	Sisters of the Holy Family, CA;
9.	The Oneida Tribe of Indians Trust Fund for the Elderly;
10.	Unitarian Universalist Service Committee;
11.	United Methodist Church Foundation;
12.	Walden Asset Management (Boston Trust & Investment Management Company);
13.	Zevin Asset Management.

Address of persons relying on exemption: C/O Tri-State Coalition for Responsible Investment 40 S. Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Sisters of St. Dominic of Caldwell, NJ and 12 other co-filers urge you to vote FOR Proposal #8 at the Chevron Annual Meeting on May 27, 2015.

IMPORTANT PROXY VOTING MATERIAL

Shareholder Rebuttal to the Chevron Opposition Statement Regarding Targets for Reducing Greenhouse Gas Emissions

Summary of the Proposal #8

Shareholders request the company set a Greenhouse Gas (GHG) emissions reduction target for its products and operations that is aligned with the global emissions reductions needed to limit global warming to 2˚C.  These targets will help Chevron reduce regulatory and financial risk and will competitively position Chevron to benefit from the opportunities that the inevitable transition to a low-carbon energy landscape presents.  While Chevron should continue to increase efficiency measures and enhance its climate-related disclosure, proponents believe it is necessary to establish public, science-based, long-term GHG reduction targets and align the strategic business planning to this target in order to adequately address the risks and opportunities facing Chevron from climate change.

Chevron’s opposition statement and primary arguments against this proposal are that:

•	Chevron complies with the law and regulations and setting targets would subject the company to increased risk of competitive disadvantage;
•	Compliance requires an unnecessary and inefficient use of resources
•	There is a low-likelihood of a global accord to restrict fossil fuel usage
•	Energy demand will continue to grow with fossil fuels maintaining a significant share and emissions are produced to meet that demand
•	Chevron reduces emissions through improved energy efficiency, CO2 storage, and research into alternative energy sources
•	Chevron regularly discloses its GHG performance

Proponent Rebuttal and Rationale for a Yes Vote:

1.  Chevron Faces Regulatory and Financial Risk from Climate Change

2.  Setting Long-Term, Science-Based GHG Emission Reduction Goals Would Allow Chevron to Mitigate Risk and Align With Evolving Best Practice For Managing Climate Risks.

3. Shareholder Value Is At Risk in the Absence of Long-term, Science-based GHG Goals

Shareholders are urged to vote FOR Proposal #8 following the instruction provided on the company’s proxy mailing.

1.  Chevron Faces Regulatory and Financial Risk from Climate Change

Climate Change Policy Poses Regulatory Risk
Chevron’s shareholders bear significant financial and competitive risks if the company is unprepared to meet existing and impending requirements to reduce greenhouse gas (GHG) emissions from its operations and its products. The Intergovernmental Panel on Climate Change (IPCC) stated that in order to keep warming to the 2˚C pathway agreed to in Copenhagen, GHG emissions in 2050 will have to be 40% to 70% lower than what they were in 2010.1 Due to its carbon-intensive products and long capital horizons, the oil sector in general, and Chevron in particular, is uniquely exposed to regulatory risks resulting from climate change and these reductions in emissions.

An increasing number of regulations exist or have been proposed around the world to manage GHG emissions, including regulations that have direct impacts on the oil sector and Chevron. Chevron itself is aware of the risks such regulation poses; however, responding to this context will require more than compliance with the law. Chevron’s 2014 10-K acknowledges the risks associated with regulation of greenhouse gas emissions and a potentially material impact on the company’s financial results, noting the potential increase in its capital, compliance, and operational costs as well as reduced demand for its products.2

1 IPCC AR5 Summary for Policy Makers at p. 10, http://www.ipcc.ch/pdf/assessment-report/ar5/wg3/ipcc_wg3_ar5_summary-for-policymakers.pdf
2 Chevron 2014 10-K, available at: http://investor.chevron.com/phoenix.zhtml?c=130102&p=IROL-secToc&TOC=aHR0cDovL2FwaS50ZW5rd2l6YXJkLmNvbS9vdXRsaW5lLnhtbD9yZXBvPXRlbmsmaXBhZ2U9MTAwODk3MDYmc3Vic2lkPTU3&ListAll=1&sXBRL=1

Global regulatory efforts are underway. In the United States, President Obama committed to 17% reductions in GHG emissions by 2020, and recently increased the commitment to reduce emissions 26-28% by 2025. The proposed EPA “Clean Power Plan” will reduce GHG emissions by 30% from 2005 levels within the power sector, impacting coal, oil, and natural gas.3 The EPA Fuel Economy Standards require autos to average 54.5 MPG by 2025, with additional standards for trucks to be issued soon.  For oil and gas to maintain its role in fueling transportation, this will require a new generation of low-carbon fuels able to compete with the benefits of electrification.  Some states, such as California have ambitious clean energy goals for the state, including reduction of petroleum use in cars and trucks by up to 50%.4

With its global presence, countries setting national limits on emissions through increased use of renewable energy and regulation on fuel economy will have likely impacts on Chevron’s ability to operate and sell its products, even in the face of increasing demand for energy. EU countries pledged to reduce emissions by 40% below 1990 levels by 2030.5 China, a   primary driver of future global demand for oil, committed to peak its carbon emissions by 2030.6  A growing number of country commitments are being released and foreshadow the global climate Treaty to be negotiated in Paris in December 2015, which aims to limit warming to below 2˚C, as agreed in the Copenhagen Accord. The draft text for this Treaty developed at COP20 in Lima, states that countries must aim for “a long-term zero emissions sustainable development pathway” that is “consistent with carbon neutrality / net zero emissions by 2050, or full decarbonization by 2050 and/or negative emissions by 2100.”7 Perhaps as important is the unprecedented public support for bold policy and action on climate change, making further regulation of GHG emissions more likely.

In spite of this context, Chevron’s Opposition Statement and its actions disregard this momentum and growing likelihood of policy to restrict fossil fuel usage to the levels that would be needed for the 2˚C pathway that scientists believe is necessary to mitigate the worst impacts of climate change.  This interpretation takes a short-term approach to the regulatory changes likely to come from international climate negotiations and underestimates the regulatory risk that Chevron may face, thereby endangering shareholder value.  The COP 21 Treaty will chart the course and establish the framework for the new international climate mitigation regime, a view widely held by leading negotiators, including Christiana Figueres, the Executive Secretary of the United Nations Framework Convention on Climate Change and US Chief Negotiator Todd Stern.8  Paris will be the first of many agreements in the post-2020 period, with the expectation that countries will “ratchet up” reduction commitments in later periods, taking progressive steps toward limiting warming to 2˚C.  Early pledges from the EU, US, and China indicate that the COP21 Treaty will indeed situate the world economy on this future 2˚C pathway by strengthening technological and economic forces already at work.  Therefore, Chevron would be well served to integrate the likelihood of this pathway into its business planning and strategic investments through ambitious targets.

3 Fact Sheet: Clean Power Plan Overview, http://www2.epa.gov/carbon-pollution-standards/fact-sheet-clean-power-plan-overview
4 California Governor Calls For 50 Percent Renewable Power, Ari Phillips, 5 January 2015, http://thinkprogress.org/climate/2015/01/05/3608112/california-governor-50-percent-renewables/
5 2030 Framework for Climate and Energy Policies, 13 January 2015, http://ec.europa.eu/clima/policies/2030/index_en.htm
6 US and China Reach Climate Accord After Months of Talks, Mark Landler, The New York Times, 11 November 2014, http://www.nytimes.com/2014/11/12/world/asia/china-us-xi-obama-apec.html?_r=3
7 “Briefing: Lima Call for Climate Action lays out policy options for new global deal”, Mat Hope, The Carbon Brief, 14 December 2014, http://www.carbonbrief.org/blog/2014/12/briefing-lima-call-for-climate-action-lays-out-policy-options-for-new-global-deal/
8 Todd Stern: Don’t Rush to Judge Paris Climate Change Deal, Fiona Harvey, Responding to Climate Change, 27 February 2015, http://www.rtcc.org/2015/02/27/todd-stern-dont-rush-to-judge-paris-climate-change-deal/; UN Climate Chief: Major Economies Committed To Paris Deal, Ed King, Responding to Climate Change, 5 February 2015, http://www.rtcc.org/2015/02/05/un-climate-chief-major-economies-committed-to-paris-deal/

Changes to Energy Demand Pose Potential Financial Risks

These regulatory risks are further exacerbated by likely changes to the economy’s energy mix.  As the price of alternative fuels declines, there will likely be consequent impacts on oil demand.   Proponents are especially concerned given the limited nature of Chevron’s publicly disclosed scenario planning. Chevron’s Opposition Statement argues that with growing energy demand, market share for oil and natural gas will remain relatively constant until 2040 at approximately 50%. However, this analysis fails to consider the alternative scenarios for energy demand modeled by the International Energy Agency (IEA).

This is especially important given the potential impacts of a 2˚C scenario on Chevron’s business.   2014 IEA modeling of the energy system for a 2˚C future found that “even with widespread deployment of CCS [Carbon Capture and Storage] technology, the 450 Scenario [compatible with 2˚C warming] sees a significant fall in the share of fossil fuels in the global energy mix, from the current 82% to 65% in 2035, compared with 75% in 2035 in the New Policies Scenario.”9  These figures are “contingent on the widespread deployment of carbon capture and storage,”10 yet this technology is still in early stages.  While Chevron’s investments in CO2 storage projects are noteworthy, if these early projects do not lead to economically viable and scalable CCS, the use of fossil fuels would need to decline at a much faster rate, further threatening Chevron’s business model.

Dismissing the impact on oil and gas of a 2˚C scenario not only exposes the company to undue risks, but also blinds the company to potential opportunities.  The IEA argues that growing energy demand projected, even under the 2˚C Scenario, emphasizes the need for a low-carbon transition and a consequent shift in opportunities in the energy market. Companies must recognize and plan for this shift to seize the competitive advantages inherent in this transition. The IEA further warns that companies that ignore this analysis accept costly risks, with the financial impact falling to shareholders.11  Even competitor Shell now acknowledges that without economically viable carbon emission reduction strategies, there will be a reduced demand for hydrocarbons.12

2.  Setting Long-Term, Science-Based GHG Emission Reduction Goals Would Allow Chevron to Mitigate Risk and Align With Evolving Best Practice For Managing Climate Risks.

Best Practice Involves Setting Science-Based Reduction Targets

The overwhelming number of corporate GHG targets set in recent years, including by leaders in the oil and gas industry, demonstrates the power of GHG goals to manage climate risk, reduce emissions, and set companies on the path of long-term, sustainable value creation. Best practice for goal setting has evolved to setting “science-based targets” that align reductions in emissions to that which is needed to limit warming to 2˚C.13

9 World Energy Investment Outlook, IEA, 2014,  page 51, http://www.iea.org/publications/freepublications/publication/weio2014.pdf
10 Id. at 84.
11 Redrawing the Energy-Climate Map, IEA , 2013, page 112, http://www.iea.org/publications/freepublications/publication/WEO_RedrawingEnergyClimateMap.pdf
12 Annual Report, Royal Dutch Shell, 31 December 2014, page 12, http://reports.shell.com/annual-report/2014/servicepages/downloads/files/entire_shell_ar14.pdf
13 See e.g. http://sciencebasedtargets.org/

In 2009, Chevron became a leader when it began disclosing its total GHG emissions on a yearly basis.  However, this positive disclosure has not led to a decline in emissions and does not appear to be integrated into the business planning and strategic investment process.  In addition, increases in emissions year over year demonstrate that this is not serving a function to reduce emissions. Instead, proponents believe that setting a longer-term, science-based GHG emission reduction goal that is integrated into the business plan would therefore be prudent in positioning the company for the low-carbon energy transition.

Setting a goal to reduce GHG emissions is now common practice for managing climate risk across sectors; by failing to set GHG goals that extend more than one year, Chevron lags behind evolving best practice for managing emissions. As the report Power Forward details, “43%, or 215 of the companies in the Fortune 500 have set targets in one of three categories: (1) greenhouse gas (GHG) reduction commitments, (2) energy efficiency, and (3) renewable energy.”14  In addition, “60% of Fortune 100 companies have set clean energy and GHG reduction targets as of 2013.”15

Chevron’s Current Practice Is Insufficient for Managing Emissions Reductions

While Chevron has an annual GHG goal that it announces publicly toward the end of the year, the failure of the company to set a long-term, science-based GHG reduction goal places it behind its most advanced peers.  “More than 30 companies, including BT, General Mills, Honda Motor Company, National Grid, and Unilever, have already committed to setting science-based targets.”16 The CDP reporting framework will soon include questions to incentivize and track company use of science-based approaches. This leaves a company like Chevron with short-term targets even further behind. Notably, the utility NRG committed to reduce its carbon emissions 50% by 2030 and 90% by 2050,17 demonstrating innovative leadership and a willingness to pursue the evolution of their business model ahead of the regulatory curve, thereby gaining significant reputational benefits. Accounting for the GHG levels needed to align with the science of a 2˚C scenario does not prescribe this level of emissions reductions for Chevron, but rather would entail an analysis of the future energy landscape and the steps needed to adjust the company’s business model to succeed in that landscape.

Chevron’s current system of short-term, annual GHG targets is simply not sufficient to manage the long-term problem that climate change and the clean energy transition pose to Chevron.  Only long-term goals that can direct capital investments and strategic decision-making can allow the company to manage the coming decades-long transition to a low-carbon economy.   Such long-term, science-based goals would inform short-term targets, but perhaps more importantly they would direct management to focus on unlocking the opportunities of a low-carbon future, instilling confidence in investors that Chevron can weather this uncertain transition.  Chevron’s performance has not satisfied investors in this regard, even as competitors situate themselves to profitably manage climate risks and opportunities. For example, while the French oil and gas producer Total has become “the second-largest producer of solar panels in the world through the acquisition of SunPower back in 2011,”18 Chevron recently sold its renewable energy subsidiary Chevron Energy Solutions19 and otherwise reduced investments in renewable energy.

14 Power Forward 2.0: How American Companies are Setting Clean Energy Targets and Capturing Greater Business Value, http://www.ceres.org/resources/reports/power-forward-2.0-how-american-companies-are-setting-clean-energy-targets-and-capturing-greater-business-value
15 Id.
16 “How to Set Science-Based Climate Targets,” Corinna Kester, 20 February 2015, http://www.bsr.org/en/our-insights/blog-view/how-to-set-science-based-climate-targets
17 “NRG Seeks to Cut 90% of Its Carbon Emissions”, Diane Cardwell, The New York Times, 20 November 2014, http://www.nytimes.com/2014/11/21/business/energy-environment/nrg-sets-goals-to-cut-carbon-emissions.html?_r=0
18 The Risk to Investors of Stranded Assets, Robert Kropp, Social Funds, 9 January 2015, http://www.socialfunds.com/news/article.cgi/article4098.html
19 Chevron Makes It Official With Sale of Renewable-Energy Unit, Ben Elgin, Bloomberg Business, 2 September 2014, http://www.bloomberg.com/bw/articles/2014-09-02/chevron-makes-it-official-with-sale-of-renewable-energy-unit-to-opterra

Meanwhile, the company has a trend of developing projects that extract fuels with even higher carbon intensity.  Specifically, non-conventional fuels and oil sands require complex processing to extract the oil.  If there were sufficient GHG management programs in place, this trend toward higher carbon fuels would send red flags to management and the Board, which in turn could influence future business plans that would be more aligned with the growing risks of high carbon fuels.  Additionally, while the company’s steps to increase efficiency, invest in renewables and CCS, and reduce emissions in flaring and venting have prevented the production of additional GHG emissions, these reductions amount to only a fraction of the company’s net emissions.  These efforts may have reduced costs, but they do not shield the company from carbon risk.  Chevron needs a long-term strategy, guided by science-based goals, to manage these risks.

Chevron is Lagging Behind Peers in the Oil & Gas Sector

Within the context of the Oil and Gas sector, which faces distinct challenges in reducing the emissions profile of its products, Chevron has performed relatively well in comparison to its peers, particularly in terms of disclosure.  Chevron has high CDP disclosure and performance scores due at least in part to its emissions management.  However, the company’s GHG “goal setting” just manages to keep up with that of its peers.  Five other Oil and Gas companies have absolute GHG targets for at least a portion of the company’s emissions, including Eni SpA, Total, ConocoPhillips, Hess, and Statoil.20  The fact that these targets are effectively reducing emissions makes them considerably stronger than Chevron’s.  For example, Total set a goal to reduce its scope 1 emissions by 15% by 2015 from 2008 levels and has put incentives in place at a variety of levels to achieve this goal.21  Total’s CDP report also states that the Board has objectives to improve scope 3 emissions “through innovative solutions for [Total’s] customers.”22 Total’s goals to be achieved over a period of time demonstrate that there is an initiative to adjust operations to reduce emissions, unlike the process that exists at Chevron.  In addition, most recently, Shell and BP both expressed support for “supportive but stretching” shareholder resolutions requesting improved disclosure on carbon asset risk mitigation, which include portfolio resilience to IEA scenarios.23

Chevron must be ready to align with its peers as this level of rigorous planning becomes best practice.  Proponents believe a long-term, science-based goal that publicly indicates the company’s commitment to several key strategies leading to a reduction in carbon emissions would effectively communicate that it has prepared to manage its emissions for a future carbon-constrained environment and could remain profitable in this context. Important elements of  effectively achieving a reduction goal might include:  continued improvement in energy efficiency of operations; avoiding development of the highest carbon fuels (such as oil sands); strategic planning and appropriate investment in research and development of sustainable biofuel technology;  diversification of the project portfolio to include renewable energy or carbon capture and storage projects that include monitoring and reporting regarding the percentage of carbon that remains successfully sequestered.

20 See each company’s CDP report.
21 Investor CDP, 2014 Information Request, Total, question CC3.1a
22 Investor CDP, 2014 Information Request, Total, question CC2.2a
23 “BP Report Annually on Carbon Asset Risk Mitigation,” http://www.ceres.org/investor-network/resolutions/bp-report-annually-on-carbon-asset-risk-mitigation

3. Shareholder Value Is At Risk in the Absence of Long-term, Science-based GHG Goals

A GHG emission reduction goal is critical to preserving shareholder value and indicating that the company is developing appropriate strategies to succeed and lead in a carbon-constrained world.  Continuing with business as usual for the near term, with ever-increasing GHG emissions, is not an effective strategy demonstrating that Chevron is prepared to be a leader in the transition to a low-carbon economy.

Proponents believe one of the biggest potential threats to the competitiveness of the company is its failure to be part of the solution to climate change and the transition to clean energy.  While the development of alternative sources of energy is more or less inevitable, a public facing commitment from Chevron to reduce its GHG emissions from not only its operations, but also its products, would send an important signal that it is prepared to lead in this transition and mitigate its climate risk.

Conclusion

Proponents of the resolution urge investors to vote in favor of this resolution because:

1. The company has not demonstrated that its current strategy will reduce GHG emissions, which is necessary for competitive operations in a carbon-constrained world; and

2. A long-term, science-based goal is an effective mechanism to support reductions in GHG emissions, including among companies within the oil and gas industry.

The proponents of the resolution urge you to vote YES in support of Proposal 8.

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TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding Chevron Proposal #8 Regarding Targets for
Reducing Greenhouse Gas Emissions, please contact Mary Beth Gallagher, Tri-State Coalition for Responsible Investment, (973) 509-8800 or mbgallagher@tricri.org